Mail Stop 3561

June 14, 2006

Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
435 Hudson Street
New York, New York  10014

> **Re:**    **dELiA*s, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2006**
> **File No. 333-134184**
> **Form 10-K for the Year Ended January 28, 2006**
> **Form 10-Q for the Quarter Ended April 29, 2006**
> **File No. 0-51648**

Dear Mr. Bernard:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 28, 2006

Item 9A(a) Evaluation of Disclosure Controls and Procedures, page 51

1. In future filings, please refer to Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 instead of Rules 13a-14 and 15d-14.  Currently, you have only provided part of the definition of disclosure controls and procedures with

respect to management's conclusions that the disclosure controls and procedures are effective "in ensuring that all information required to be filed in this annual report was recorded, processed, summarized and reported within the time period required by the rules and regulations of the Securities and Exchange Commission." Please confirm for us, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, please provide this disclosure in future filings.

Item 9A(b) Changes in Internal Controls Over Financial Reporting, page 51

2. In future filings, please revise your disclosure in this subsection so that it conforms to the language in Item 308(c) of Regulation S-K. If true, please confirm for us that there have been no changes in your internal control over financial reporting during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please make a similar representation regarding your Form 10-Q. If there have been changes, please revise your periodic reports.

Form 10-Q for the Quarter Ended April 29, 2006

Controls and Procedures, page 24

3. We note your statement that "controls and procedures, no matter how well designed and implemented, can only provide reasonable, not absolute, assurance that the goals of such controls and provisions are met." Please confirm for us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level, and disclose in future filings, if true, that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

\*     \*     \*     \*     \*     \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Richard M. Graf, Esq.
        Katten Muchin Rosenman LLP
        Via Fax: (202) 339-6058